December 3, 2014

Perry J. Hindin

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	Cadista Holdings Inc.
Schedule TO/13E-3 filed on November 13, 2014
Filed by Jubilant Generics Inc., Jubilant Pharma Limited et al.
File No. 5-86651

Dear Mr. Hindin:

On behalf of Jubilant Generics Inc., Jubilant Pharma Ltd., Jubilant Pharma Holdings Inc. and Jubilant Life Sciences Ltd. (collectively, the “Filing Persons”), we hereby provide the following responses to the Staff’s comments contained in the comment letter of November 26, 2014, relating to the Schedule TO/13E-3 filed by the Filing Persons on November 13, 2014. To assist your review, we have typed the text of the Staff’s comments in bold face type. In addition, we have filed via EDGAR an amended joint Schedule TO and Schedule 13E-3 (which we refer to herein as the “Schedule TO”), which has been revised in accordance with the Staff’s comments as indicated in our responses below.

Joint Schedule TO-T and Schedule 13E-3

Offer to Purchase

1.	Refer to Item 15(b) of the Schedule TO/13E-3. Please reconcile Item 15(b) with disclosure in Cadista’s Form 8-K filed on August 12, 2014 regarding Mr. Delaney’s Amended and Restated Employment Agreement. We note that sections 1(d)(i)(F) and 1(d)(ii) of the employment agreement appears to provide that Mr. Delaney is entitled to severance in several circumstances, including following termination upon change of control. Please revise to provide the disclosure required by Item 15 of Schedule 13E-3 and Item 1011(b) of Regulation M-A with respect to Mr. Delaney and any other named executive officer of Cadista. Alternatively, please advise us why such disclosure is not required.

We do not believe that any disclosure of the type described in Item 15 of Schedule 13E-3 and Item 1011(b) is required in connection with the subject transaction.

Cadista has only three executive officers, Messrs. Delaney, Barney and Mandan. Neither Mr. Barney nor Mr. Mandan has an employment agreement or contractual arrangement entitling them to any payments upon termination or change of control.

Although, as pointed out in your comment, Mr. Delaney does have an employment agreement entitling him to voluntarily resign on ninety (90) days prior written notice for “Good Reason,” which include a “Change of Control,” that provision is not applicable to the tender offer and subsequent merger that is the subject of the Schedule TO. The definition of “Change of Control” in Mr. Delaney’s employment agreement is defined by reference to a change in the voting power or sale of assets of the “Company.” The term “Company” is defined in Mr. Delaney’s employment agreement, as “Jubilant Cadista Pharmaceuticals, Inc.,” which is Cadista’s wholly-owned subsidiary. Therefore, by its terms, the “Change of Control” provision in Mr. Delaney’s employment agreement is not triggered by, or, we believe relevant to, the tender offer that is the subject of the Schedule TO or the short-form merger that will follow the tender offer if it closes.

It should be noted that our opinion would not change even if the definition of “Company” for purposes of Mr. Delaney’s “Change of Control” provision included Cadista itself. Jubilant Generics Inc., the purchaser in the tender offer, currently owns 82.38% of the outstanding shares of common stock of Cadista. Therefore, the tender offer and subsequent short-form merger will not result in the acquisition of more than 50% of the voting power of Cadista or stockholders prior to the short-form merger not owning over 51% of the voting power of Cadista after the merger.

The Recommendation by...Cadista’s Board of Directors, page 35

2.	We note the disclosure on pages 35 and 37 that Jubilant Life Sciences and the members of the Purchaser Group believe that the Offer and Merger are substantively and procedurally fair to Cadista’s “Unaffiliated Stockholders,” defined to mean those stockholders of Cadista other than the members of the Purchaser Group and their affiliates. Please note the staff considers officers and directors of Cadista to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of “affiliate” in Exchange Act Rule 13e-3(a)(1). Please consider whether such term applies to any other directors and officers of Cadista or its affiliates who are not necessarily members of the Purchaser Group or their affiliates. Please revise the disclosure to comply with the disclosure obligations set forth in Item 1014(a).

As reflected in the beneficial ownership table set forth in Schedule B of the Offer to Purchase, to the knowledge of the Filing Persons, after reasonable inquiry, none of the directors or executive officers of Cadista beneficially own any shares of common stock of Cadista. In addition, to the knowledge of the Filing Persons, after reasonable inquiry, none of the directors or executive officers of Cadista owns or holds any common stock options, that by virtue of their vesting or other provisions are not required to be reflected in the beneficial ownership table. Furthermore, with the exception of the executive officers and directors of Cadista, who as per the Staff’s comments may be deemed affiliates of Cadista, there are no affiliates of Cadista other than the Purchaser Group and its affiliates. Accordingly, we do not believe that, in this particular instance, whether the term “Unaffiliated Stockholders” includes executive officer and directors of Cadista or affiliates who are not affiliates of the Purchaser Group is material.

Having said that, we have revised the disclosure under the following sections to reflect that neither executive officers and directors of Cadista nor any other affiliates of Cadista were included as “Unaffiliated Stockholders of Cadista:” “What does the Special Committee and Cadista’s Board of Directors think of the Offer?” and What is your position as to the fairness of the Offer and Merger” of the Summary Term Sheet; “Special Factors-Section 3-The Recommendation by Cadista’s Special Committee and Cadista’s Board of Directors;” and “Special Factors-Section 4-Postion of the Purchaser Group and Jubilant Life Sciences Regarding Fairness of the Offer and the Merger.”

Position of the Purchaser Group and Jubilant Life Sciences Regarding Fairness..., page 35

3.	All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). The discussion in this section does not appear to address the factors described in clause (i), (ii) and (vi) of Instruction 2 to Item 1014. If the Purchaser Group and Jubilant Life Sciences did not consider one or more of these factors, state that and explain in detail why the factor(s) were not deemed material or relevant.

The factors described in clauses (i), (ii) and (vi) are respectively: current market prices; historical market prices; and purchase prices paid in previous purchases disclosed in response to Item 1002(f). As described in the Offer to Purchase, although the Cadista Shares have been registered under the Securities Exchange Act of 1934 since August 2011, a public trading market for the Cadista Shares has yet to develop. Therefore, we do not believe that current or historical market prices are relevant or material since to our knowledge there are none. Similarly, the Filing Persons and their affiliates have not purchased any of Cadista’s Shares in the past two years (which would trigger the Item 1002(f) disclosure obligation); accordingly, we also believe this factor is not relevant or material.

We have revised “Special Factors-Section 4-Position of the Purchaser Group and Jubilant Life Sciences Regarding Fairness of the Offer and the Merger” to explain why the factors described in clause (i), (ii) and (vi) of Instruction 2 of Item 1014 were not considered.

4.	Please note that if the Purchaser Group and Jubilant Life Sciences based their fairness determination on the analysis and discussion of these factors undertaken by others, then the Purchaser Group and Jubilant Life Sciences must expressly adopt the analysis and discussion as their own. See Question 20 of the Exchange Act Release No. 17719 (April 13, 1981). In this regard, if true, please revise the disclosure to clarify that the filing persons expressly adopted the analysis and discussion of Willamette Management Associates, or other applicable party, and identify which factors described in clauses (i), (ii) and (vi) of Instruction 2 to Item 1014 were included in such analysis and discussion. To the extent that the filing persons did not adopt another party’s analysis and discussion or such analysis and discussion do not address each of the factors described in clauses (i), (ii) or (vi) of Instruction 2, please discuss, per the preceding comment, any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

Please see our response to comment No. 3 above.

Guideline Merged and Acquired Company Method, page 44

5.	We note that Willamette Management Associates performed a Guideline Merged and Acquired Company Method analysis and Guideline Publicly Traded Company Method analysis based on certain criteria. Please advise us whether the criteria were consistently applied, and if any company or transaction was deliberately excluded from the samples, briefly indicate the reasoning behind such exclusion.

Willamette Management Associates has advised us that their criteria were consistently applied and that no company or transaction was deliberately excluded from the samples.

Financial Information, page 78

6.	Disclosure on page 71 indicates that the filing persons have included a subset of the Cadista Projections. Please tell us in your response letter what information was excluded from the disclosed projections. Please also confirm that all material information with respect to the projections has been disclosed.

The Filing Persons believe that all material information with respect to the Cadista financial projections has been disclosed.

The subset of each of the Cadista financial projections that were included in the Offer to Purchase is all of the projected information that was of significance to the Filing Persons in evaluating whether to undertake the Offer and determining the proposed Offer Price and that was material to Willamette in its analysis.

The remainder of information contained in the Cadista financial projections is not considered material. Most of the other projected information not included in the subset of the Cadista financial projections is reflected directly or indirectly in the figures set forth in the Offer to Purchase. The excluded information consists of the following: detailed estimated sales and costs on a product by product basis (many of which have not yet received FDA approval or are still in development pending submission of an abbreviated new drug application with the FDA and as to which it is highly speculative when approval will be obtained, if ever) and which is considered highly confidential; product cost information on an aggregate basis; component details of working capital; component details regarding capital expenditures; details regarding cash flow (consisting of typical adjustments found on a cash flow statement, such as adjustments for increase/decreases in accounts receivable); depreciation and amortization expense; pre-tax and after-tax income; interest expense and interest income; SG&A expense; and items found on a typical balance sheet.

Conditions to the Offer, page 90

7.	We note the disclosure in the last paragraph on page 92 relating to the bidders’ failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the bidders fail to assert the condition, they will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the bidders decide to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidders may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidders’ understanding on both points in your response letter.

We confirm the bidders’ understanding of both of the above points.

Attached hereto as Exhibit A is a written acknowledgment signed by each Filing Person acknowledging that (i) the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and (iii) the Filing Person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or require further information with respect to the Schedule TO/13E-3, please contact the undersigned at (973) 491-3576 or John P. Reilly at (973) 491-3354.

Very truly yours,

/s/ Michael R. Epps

cc: John P. Reilly, Esq

EXHIBIT A

ACKNOWLEDGEMENT

Each of the undersigned acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws in the United States.

Date: December 3, 2014

JUBILANT LIFE SCIENCES LTD.

By:	/s/ Shyam S. Bhartia
Name:	Shyam S. Bhartia
Title:	Chairman & Managing Director

JUBILANT GENERICS INC.

By:	/s/ Arun K. Sharma
Name:	Arun K. Sharma
Title:	Director

JUBILANT PHARMA HOLDINGS INC.

By:	/s/ Hari S. Bhartia
Name:	Hari S. Bhartia
Title:	Director

JUBILANT PHARMA LIMITED

By:	/s/ R. Sankaraiah
Name:	R. Sankaraiah
Title:	Director